                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       American Medical Holdings, Inc.
                       -------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                    02742810
                     -----------------------------------
                    (CUSIP Number of Class of Securities)

                               Scott M. Brown, Esq.
                       National Medical Enterprises, Inc.
                            2700 Colorado Boulevard
                         Santa Monica, California 90404
                                 (310) 998-8000
               -------------------------------------------------------
              (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                     Copy to:

                              Thomas C. Janson, Jr.
                      Skadden, Arps, Slate, Meagher & Flom
                       300 South Grand Avenue, Suite 3400
                      Los Angeles, California  90071-3144
                                  (213) 687-5000

                                 October 10, 1994
                          ----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:


                                                / /


Check the following box if a fee is being paid with this Statement:


                                                /X/

CUSIP No.  02742810                   13D                      Page 2 of  Pages
- -------------------------------------------------------------------------------

(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      NATIONAL MEDICAL ENTERPRISES, INC.
      95-2557091

- -------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                     (a) / /
                                                     (b) / /
- -------------------------------------------------------------------------------
(3)   SEC USE ONLY

- -------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

      NOT APPLICABLE.

- -------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                         /X/

- -------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      NEVADA

- -------------------------------------------------------------------------------
                                    :  (7)   SOLE VOTING POWER
                                    :
                                    :              -0-
                                    :------------------------------------------
NUMBER OF SHARES                    :  (8)   SHARED VOTING
BENEFICIALLY OWNED BY               :
EACH REPORTING PERSON WITH          :          47,623,195
                                    :------------------------------------------
                                    :  (9)   SOLE DISPOSITIVE
                                    :              -0-
                                    :------------------------------------------
                                    :  (10)  SHARED DISPOSITIVE
                                    :              -0-
- -------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      47,623,195

- -------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES*                        / /
      N/A

- -------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      APPROXIMATELY 61.4%

- -------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
      CO
- -------------------------------------------------------------------------------


                *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       3
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ITEM 1.     SECURITY AND ISSUER.

            This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Shares"), of American Medical Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 14001 Dallas Parkway, Dallas, Texas 75240.

            The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this
Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

ITEM 2.     IDENTITY AND BACKGROUND.

            This Schedule 13D is filed by National Medical Enterprises, Inc., a Nevada corporation (the "Reporting Person").

            The business address of the Reporting Person is 2700 Colorado Boulevard, Santa Monica, California 90404. The principal business of the Reporting Person is the operation of domestic and international general hospitals.

            The name; business address; present principal occupation or employment; name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship of each executive officer and director of the Reporting Person is set forth in
Schedule I hereto.

            During the last five years, the Reporting Person or, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,


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

federal or state securities laws or finding any violation with respect to such items except as described below.

            Various government agencies have conducted investigations concerning whether the Reporting Person and certain of its subsidiaries engaged in improper practices. As a result of negotiations between the Reporting Person and the Civil and Criminal Divisions of the Department of Justice, and the Department of Health and Human Services, subsidiaries of the Reporting Person entered into various agreements on June 29, 1994, which brought to a close all open investigations of the Reporting Person, its subsidiaries and its facilities by the federal government and its agencies. As a result of those agreements, on July 12, 1994, the United States District Court for the District of Columbia accepted a plea by a subsidiary operating the Reporting Person's psychiatric hospitals, to an information charging a six-count violation of 42 U.S.C. Section 1320-7(b)(2)(A)(paying remuneration to induce referrals) and a one-count violation of 18 U.S.C. Section 371 (conspiracy to make such payments). In addition, the Reporting Person agreed to pay $362,700,000 to the federal government. The court also accepted a plea agreement pursuant to which another subsidiary pled guilty to an information charging a one-count violation of 18 U.S.C. Section 666 (making illegal payments concerning programs receiving federal funds), which related to a single general hospital. The count relates to activities that occurred while an individual convicted of defrauding the hospital was its chief executive. On July 12, 1994, the Reporting Person, without admitting or denying liability, consented to the entry, by the United States District Court for the District of Columbia, of a civil injunctive order in response to a complaint by the Securities and Exchange Commission. The complaint alleged that the Reporting Person failed to comply with anti-fraud and recordkeeping requirements of the federal securities laws concerning the manner in which the Reporting Person recorded the revenues from the activities that were the subject of the federal government settlement relating to the psychiatric operations referred to above. In the order, the Reporting Person is directed to comply with such requirements of the federal securities laws.
On October 17, 1994, the Reporting Person also signed final agreements with 26 states and the District of Columbia, representing all of the jurisdictions from which the Reporting Person's psychiatric subsidiaries received Medicaid payments


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

during the time frame at issue in the federal investigations. These agreements settle all potential state claims arising from the activities that were the subject of the federal investigations.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The voting arrangements and irrevocable proxies to vote the Shares identified herein with respect to certain matters were granted to the Reporting Person by certain stockholders of the Issuer as an inducement to the Reporting Person's entering into an Agreement and Plan of Merger, dated as of October 10, 1994, by and among the Reporting Person, AMH Acquisition Co. ("Merger Sub"), and the Issuer (the "Merger Agreement"), providing for the merger (the "Merger") of the Issuer with Merger Sub pursuant to which each outstanding share of Common Stock of the Issuer will be converted into the right to receive $19.00 in cash ($19.25 in cash if the Merger occurs after March 31, 1995) and 0.42 of a share of Common Stock, par value $0.075 per share, of the Reporting Person. See Item 4 below. A copy of the Merger Agreement is attached hereto as Exhibit A.

ITEM 4.     PURPOSE OF THE TRANSACTION.

            The information set forth in Item 3 is hereby incorporated by reference.

            GKH Investments, L.P.; GKH Private Limited; MB L.P.I; 1987 Merchant Banking Investment Partnership; C.S. First Boston Corporation and First Plaza Group Trust have agreed to vote all of the Shares beneficially owned by them in favor of certain matters, including without limitation the approval and adoption of the Merger Agreement, as set forth in the Stockholder Voting and Profit Sharing Agreements, dated as of October 10, 1994, by and among the Reporting Person and each of such stockholders (collectively, the "Stockholder Agreements"). Copies of the Stockholder Agreements are attached hereto as Exhibits B,C and D, respectively. In connection therewith, the Stockholder Agreements grant to the Reporting Person an irrevocable proxy to vote all Shares covered thereby with respect to certain matters in the manner provided in the voting agreement provisions thereof. The matters as to which the irrevocable proxy has been granted are


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

limited to voting such Shares (i) in favor of the approval and adoption of the Merger Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement; and
(iii) against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger. The Stockholder Agreements do not give the Reporting Person the right, ability or power to vote any of the Shares in connection with the election of directors of the Issuer.

            In addition, if certain transactions other than the Merger are consummated or agreed to by the Issuer, pursuant to the Stockholder Agreements the Reporting Person is entitled to receive a payment equal to the product of
(a) the excess of the price per share paid in any such transaction over $25.88 ($26.13 if the Merger does not occur on or prior to March 31, 1995), times (y) the number of covered Shares sold to the third party engaging in such transaction (an "Alternate Transaction Payment"). The Stockholder Agreements terminate upon the earlier to occur of (i) June 30, 1995, provided that if the Merger Agreement is terminated under certain circumstances the Stockholder Agreements terminate upon the effective date of such termination of the Merger Agreement; (ii) the effective time of the Merger; and (iii) immediately following the making of an Alternate Transaction Payment for all of the Shares covered thereby for the consideration set forth therein; PROVIDED, that in the case of any termination pursuant to clause (i), the Stockholder Agreements will continue with respect to all Shares with respect to which an agreement to sell such shares has been entered into prior to such termination until payment of the Alternate Transaction Payment has been made for such Shares or such agreement is terminated.

            The purpose of the Stockholder Agreements and the irrevocable proxies contained therein is to facilitate consummation of the Merger.

            (a)-(j) Upon consummation of the Merger as contemplated by the Merger Agreement, (a) the Reporting Person will acquire additional securities of the Issuer, (b) a new subsidiary of the Reporting Person will be merged into the Issuer, (c) the board of directors of the

Issuer will be replaced by the board of directors of Merger Sub, (d) the Shares will cease to be authorized to be listed on the New York Stock Exchange and (e) the Shares will become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) By virtue of the voting provisions and irrevocable proxies under the Stockholder Agreements, the Reporting Person may be deemed to be the beneficial owner of 47,623,195 Shares, or approximately 61.4% of the Shares outstanding. The percentage of Shares outstanding and beneficially owned by the Reporting Person on the date hereof is based upon 77,563,054 Shares outstanding as of September 30, 1994, based upon the information contained in the Merger Agreement. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of
Section 13(d) of the Exchange Act, the beneficial owner of the Shares covered by this Schedule 13D.

            (b) By virtue of the voting provisions and irrevocable proxies under the Stockholder Agreements, the Reporting Person may be deemed to hold shared voting power with respect to 47,623,195 Shares.

            (c)   None other than as disclosed herein.

            (d)   Not applicable.

            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The information set forth in Item 4 hereof is hereby incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT     DESCRIPTION
- -------     --------------------------------------------------------------------


     A Agreement and Plan of Merger, dated as of October 10, 1994, by and among the Reporting Person, Merger Sub and the Issuer

     B Stockholder Voting and Profit Sharing Agreement, dated as of October 10, 1994, by and between the Reporting Person, GKH Investments, L.P. and GKH Private Limited.

     C Stockholder Voting and Profit Sharing Agreement, dated as of October 10, 1994, by and between the Reporting Person, MB L.P.I, 1987 Merchant Banking Investment Partnership and C.S. First Boston Corporation.

     D Stockholder Voting and Profit Sharing Agreement, dated as of October 10, 1994, by and between the Reporting Person and First Plaza Group Trust.

                             SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                             NATIONAL MEDICAL ENTERPRISES, INC.


                                             By:  /s/ Scott M. Brown
                                                ------------------------------
                                             Name:  Scott M. Brown
                                             Title: Senior Vice President
                                                    and Secretary


Dated:  October 20, 1994

                                                          SCHEDULE I

                  DIRECTORS AND EXECUTIVE OFFICERS
               OF NATIONAL MEDICAL ENTERPRISES, INC.


            The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Unless otherwise indicated, each such person is a U.S. citizen, and the business address of each such person is 2700 Colorado Boulevard, Santa Monica, California 90404.



  Name and Business                              Present Principal
      Address                                       Occupation
- ---------------------               -------------------------------------------


* Jeffrey C. Barbakow               Chairman and Chief Executive Officer of the
                                    Reporting Person


* Bernice B. Bratter                Executive Director, Senior Health and Peer
  Senior Health and Peer            Counseling
    Counseling
  2125 Arizona Avenue
  Santa Monica, CA 90404


* Maurice J. Dewald                 Chairman and Chief Executive Officer, Verity
  Verity Financial Group, Inc.      Financial Group, Inc.; President, Dewald
  19100 Von Karman Ave.             Enterprises
  Suite 350
  Irvine, CA  92715


* Peter de Wetter
  833 Cherry Hill Lane
  El Paso, TX  79912

* Edward Egbert, M.D.
  6237 Contellahan
  El Paso, TX  79912


* Michael H. Focht, Sr.             President and Chief Operating Officer of the
                                    Reporting Person


* Raymond A. Hay                    Chairman and Chief Executive Officer,
  Aberdeen Associates               Aberdeen Associates
  5956 Sherry Lane
  Suite 902
  Dallas, TX  75225



* Lester B. Korn                    Chairman and Chief Executive Officer, Korn
  Korn Tuttle Capital Group         Tuttle Capital Group
  1800 Century Park East,
  Suite 1100
  Los Angeles, CA  90067



* James P. Livingston
  1609 Skycrest Dr., #19
  Walnut Creek, CA  94595


* Richard S. Schweiker              President, American Council of Life
  American Council of Life          Insurance
    Insurance
  1001 Pennsylvania Ave., N.W.
  Washington, D.C.  20004



  Barry P. Schochet                 Executive Vice President of NME and
                                    President - Hospital Division of the
                                    Reporting Person


  Maris Andersons                   Executive Vice President and Treasurer of
                                    the Reporting Person

  Vincent J. Lico                   Executive Vice President of the Reporting
                                    Person


  Raymond L. Mathiasen              Senior Vice President and Chief Financial
                                    Officer of the Reporting Person


  Scott M. Brown                    Senior Vice President, General Counsel and
                                    Secretary of the Reporting Person



_______________

*    Director,  National
     Medical Enterprises, Inc.

                           EXHIBIT INDEX


EXHIBIT    DESCRIPTION                                                     PAGE
- -------    -----------                                                     ----


   A Agreement and Plan of Merger, dated as of October 10, 1994 between and among National Medical Enterprises, Inc., AMH Acquisition Co. and American Medical Holdings, Inc.

   B Stockholder Voting and Profit Sharing Agreement, dated as of October 10, 1994, by and between National Medical
           Enterprises, Inc., GKH Investments, L.P. and GKH Private
           Limited.

   C Stockholder Voting and Profit Sharing Agreement, dated as of October 10, 1994, by and between National Medical
           Enterprises, Inc., MB L.P.I, 1987 Merchant Banking
           Investment Partnership and C.S. First Boston Corporation.

   D Stockholder Voting and Profit Sharing Agreement, dated as of October 10, 1994, by and between National Medical
           Enterprises, Inc. and First Plaza Group Trust.